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                                                                    EXHIBIT 99.3


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE


DECEMBER 1, 1998

FOR FURTHER INFORMATION:

CONTACT:          LARRY THOMAS
                  (949) 720-3232
                  (949) 759-9328 (FAX)

                     TIC ACQUISITION LLC PROPOSES TO ACQUIRE
                          OUTSTANDING COMMON SHARES OF
                     IRVINE APARTMENT COMMUNITIES (NYSE:IAC)

         NEWPORT BEACH, CA -- (December 1, 1998) TIC Acquisition LLC, a wholly owned subsidiary of The Irvine Company, today announced a proposal to the Board of Directors of Irvine Apartment Communities, Inc. (NYSE:IAC) to acquire all of the outstanding common shares of IAC in a business combination for $32.50 per share in cash (approximately $654 million for all approximately 20 million outstanding shares). This represents a 21% premium to yesterday's closing price.

         "Conditions affecting real estate investment trusts have become increasingly difficult in recent months," said Michael D. McKee, chief financial officer of The Irvine Company. "Accretive acquisitions of Class A multi-family properties in California are difficult to find. Access to public market financing for new development has become limited and expensive. In this environment, we believe that a private company is better suited to undertake the risks associated with real estate development and to retain capital to apply to future projects.

         "We are proud that all shareholders have received a substantial return on their investment since the initial public offering in December 1993," McKee said. "Based upon the proposal price, the compounded annual return through November 30, 1998 is 19.8%, including dividends, for shareholders who purchased their shares in the December 1993 initial public offering."

         McKee said the proposal is not subject to a financing contingency. In addition, the existing debt and preferred stock of Irvine Apartment Communities, L.P., IAC's operating partnership, will remain outstanding and are not expected to be affected by the proposed transaction.


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         The Irvine Company is the largest current stockholder of IAC, currently holding approximately 17% of the outstanding common shares. The Irvine Company also owns approximately 55% of the partnership interests of Irvine Apartment Communities, L.P. of which IAC is a 45% general partner. In all, The Irvine Company owns an approximate 63% economic interest in IAC.

         IAC, a Southern California-based real estate investment trust, is the dominant owner and operator of apartment properties on the Irvine Ranch, the nation's largest master-planned community. IAC also is active in the Silicon Valley, San Diego County and Los Angeles. At September 30, 1998, IAC owned or had under development 62 apartment communities with 18,758 units.

         The Irvine Company is a century old, privately held real estate investment firm primarily engaged in the long-term development of its land in Orange County, California, and elsewhere in California. Following a comprehensive master plan created in the 1960s, The Irvine Company is building a series of large-scale communities on the Irvine Ranch in Orange County.

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